Principal Real Asset Fund
Supplement dated December 16, 2024
to the Prospectus and Statement of Additional Information
both dated August 1, 2024
(as previously supplemented)
This supplement updates information currently in the Prospectus and Statement of Additional Information. Please retain this supplement for future reference.
The changes described below are being made to the Prospectus.

FEE TABLE AND SUMMARY
Effective April 1, 2025, under Summary of Fund Expenses, remove footnotes 4 and 5 and replace with the following:

(4)    Principal Global Investors, LLC ("PGI"), the investment advisor, has contractually agreed to limit the Fund's Management Fees through the period ending July 31, 2026. The fee waiver will reduce the Fund's Management Fees by 0.82% (expressed as a percent of average net assets on an annualized basis). It is expected that the fee waiver will continue through the period disclosed; however, the Fund and PGI, the parties to the agreement, may mutually agree to terminate the fee waiver prior to the end of the period.
(5)    Principal Global Investors, LLC ("PGI"), the investment advisor, has contractually agreed to limit the Fund's expenses by paying, if necessary, expenses normally payable by the Fund, (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) to maintain a total level of operating expenses (expressed as a percent of average net assets on an annualized basis) not to exceed 1.39% on Class A shares, 1.09% on Institutional Class shares and 0.89% on Class Y shares. It is expected that the expense limits will continue through the period ending July 31, 2026; however, the Fund and PGI, the parties to the agreement, may mutually agree to terminate the expense limits prior to the end of the period. Subject to applicable expense limits, the Fund may reimburse PGI for expenses incurred during the current fiscal year and the previous two fiscal years.

The changes described below are being made to the Statement of Additional Information.

MANAGEMENT OF THE FUND
In the Committee and Independent Board Members table, under Nominating and Governance Committee — Primary Purpose and Responsibilities, replace the 7th sentence of the first paragraph with the following:

Such recommendations must include all information specified in the Committee’s charter and must conform with the procedures set forth in Appendix A thereto, which can be found at https://secure02.principal.com/publicvsupply/GetFile?fm=INF100NG-0&ty=VOP.

Under Additional Information Regarding Board Members and Officers, in the PRINCIPAL FUNDS OFFICERS table, delete rows for John L. Sullivan and Beth C. Wilson, and add the following alphabetically:

PRINCIPAL FUNDS OFFICERS
Name, Address, and Year of Birth	Position(s) Held with Fund Complex	Principal Occupation(s) During Past 5 Years
John L. Sullivan 711 High Street Des Moines, IA 50392 1970	Counsel and Secretary (since 2024) Counsel and Assistant Secretary (2023-2024) Assistant Counsel and Assistant Secretary (2019-2023)	Principal Financial Group* Assistant General Counsel (since 2023) Counsel (2019-2023)

INVESTMENT ADVISORY AND OTHER SERVICES
Effective April 1, 2025, under Contractual Limits on Total Annual Fund Operating Expenses, remove the table and replace with the following:
PGI has contractually agreed to limit the Fund's expenses (excluding interest expense, expenses related to fund investments, acquired fund fees and expenses, and tax reclaim recovery expenses and other extraordinary expenses) on certain share classes of the Fund as shown below. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by PGI are subject to reimbursement by the Fund through the current fiscal year end and the previous two fiscal years, provided no reimbursement will be made if it would result in the Fund exceeding the total operating expense limits.

Limit
Class A	Institutional Class	Class Y	Expiration
1.39%	1.09%	0.89%	July 31, 2026
Effective April 1, 2025, under Contractual Management Fee Waivers, remove the only paragraph and replace with the following:
PGI has contractually agreed to limit the Funds' management fees. The expense limit will reduce the Fund's Management Fees by 0.820% (expressed as a percent of average net assets on an annualized basis) through July 31, 2026. PGI waived $1,153,000, $871,000 and $598,000 in management fees during the fiscal year ended March 31, 2024, 2023 and 2022, respectively.
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